UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Woori Finance Holdings Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Signing of a Memorandum of Understanding Regarding Samhwa Mutual Savings Bank

On March 14, 2011, Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”)
disclosed in a filing with the Korea Exchange that Woori Finance Holdings signed a memorandum of understanding on March 11, 2011 relating to its purchase of certain assets and assumption of certain liabilities of Samhwa Mutual Savings
Bank.

Related disclosures: Reports on Form 6-K submitted by Woori Finance Holdings on
January 6, 2011, entitled “Woori Finance Holdings Co., Ltd.’s Filing in Korea
Regarding Potential Acquisition of Domestic Savings Bank,” and on February 18,
2011, entitled “Woori Finance Holdings Co., Ltd.’s Filing in Korea Regarding its
Selection as the Preferred Bidder for Purchase and Assumption of Samhwa Mutual
Savings Bank.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.

Date: 03/14/2011	By:	Woo Seok Seong
	Name:	Woo Seok Seong
	Title:	General Manager